The Noah Investment Group, Inc.



Form N-SAR Report for the Period Ended 10/31/96





        Item 77-Q3 - Supplement to Question 70(a) of Form N-SAR Report



        The Noah Fund does not intend to invest in repurchase agreements as a matter of policy.  However, the Fund did invest the seed money
($100,000) temporarily in a

repurchase agreement at commencement of operations until securities were purchased with the seed money.